                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        INTERLINK COMPUTER SCIENCES, INC.
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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)


                                    458747102
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                                 (CUSIP Number)

                                 Larry R. Carter
                              170 West Tasman Drive
                               San Jose, CA 95134
                                 (408) 526-4000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 12, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

-------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 9)
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CUSIP NO. 458747102                    13D                      Page  of 9 Pages


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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Cisco Systems, Inc.
             I.R.S. I.D. # 77-0059951

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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) / /
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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS*  WC

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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      State of California
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                               7       SOLE VOTING POWER
            NUMBER                                    622,000
              OF         -------------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY                                 N/A
           OWNED BY      -------------------------------------------------------
           REPORTING           9       SOLE DISPOSITIVE POWER
            PERSON                                    622,000
             WITH        -------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                                      N/A
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        622,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                        9.8%
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    14       TYPE OF REPORTING PERSON*
                                        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cisco Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.



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ITEM 1.       SECURITY AND ISSUER.

              This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock"), of Interlink Computer Sciences, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 47370 Fremont Boulevard, Fremont, CA 94538.

ITEM 2.       IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Cisco Systems, Inc., a California corporation ("Cisco").

         (b) The address of the principal office and principal business of Cisco is 170 West Tasman Drive, San Jose, California 95134.

         (c) Cisco is a leading supplier of high-performance, multimedia, multiprotocol internetworking solutions. Cisco technology is used to build enterprise-wide networks that link geographically dispersed local-area and wide-area networks to form a single information infrastructure. Cisco products include software-based routers, bridges, workgroup systems, ATM switches, access servers and router management applications. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Cisco's directors and executive officers, as of the date hereof.

         (d) During the past five years, neither Cisco nor, to Cisco's best knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Cisco nor, to Cisco's best knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Not applicable.



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
ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Cisco purchased 622,000 shares of Common Stock of the Issuer with its working capital at an aggregate price of $6,842,000.

ITEM 4.       PURPOSE OF TRANSACTION.

         In connection with a joint development, joint marketing, joint sales and joint post sales support services agreement, the parties have entered into a Stock Purchase Agreement, dated as of December 12, 1996 for the purchase and sale of 622,000 shares of the Issuer's Common Stock.

         (a) Right of First Offer. Section 6 of the Purchase Agreement provides that Cisco has a right of first offer (the "Right of First Offer"), subject to certain provisions as set forth in the Purchase Agreement, to purchase a pro rata share (rounded to the next lowest number) of all (or any part) of any New Securities (as defined in Section 6.2 of the Purchase Agreement) that the Issuer may, from time to time propose to sell and issue in a private equity financing.

         (b)-(i) Not applicable.

         (j) Other than described above, Cisco currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Cisco reserves the right to develop such plans).

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a result of the Purchase Agreement, Cisco may be deemed to be the beneficial owner of at least 622,000 shares of Issuer Common Stock. Such Issuer Common stock constitutes approximately 9.8% of the issued and outstanding shares of Issuer Common Stock.

              Cisco has the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. To the best of Cisco's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Neither Cisco, nor, to the knowledge of Cisco, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days.

         (d)  Not applicable.



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
         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not applicable.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

              Not applicable.



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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 20, 1996

                                            CISCO SYSTEMS, INC.

                                            By: /s/ Daniel Scheinman
                                                ---------------------------


                                  (Page 7 of 9)
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                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               CISCO SYSTEMS, INC.

                                                  Present Principal
                                                 Occupation Including
     Name and Title                               Name of Employer

Carol A. Bartz                     Director of Cisco Systems, Inc.

Larry R. Carter                    Vice President, Finance and Administration,
                                   Chief Financial Officer and Secretary of
                                   Cisco Systems, Inc.

John T. Chambers                   President, Chief Executive Officer and
                                   Director of Cisco Systems, Inc.

Dr. James F. Gibbons               Director of Cisco Systems, Inc. and Dean,
                                   School of Engineering, Stanford University,
                                   Stanford, CA 94305.

Edward R. Kozel                    Vice President, Business Development, Chief
                                   Technical Officer of Cisco Systems, Inc. and
                                   Director

Donald A. LeBeau                   Senior Vice President, Worldwide Sales of
                                   Cisco Systems, Inc.

John P. Morgridge                  Chairman of the Board of Directors of Cisco
                                   Systems, Inc.

Robert L. Puette                   Director of Cisco Systems, Inc. and President
                                   and Chief Executive Officer of NetFRAME
                                   Systems, Inc., 1545 Barber Lane, Milpitas,
                                   CA 95035.

Carl Redfield                      Vice President, Manufacturing and Logistics
                                   of Cisco Systems, Inc.

Masayoshi Son                      Director of Cisco Systems, Inc. and President
                                   and Chief Executive Officer of SOFTBANK
                                   Corporation, 3-42-3 Nihonbashi-Hamacho,
                                   Chuo-Ku, Tokyo 103.


                                  (Page 8 of 9)
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Donald T. Valentine                Vice Chairman of the Board of Directors of
                                   Cisco Systems, Inc. and Partner of Sequoia
                                   Capital, 3000 Sand Hill Road, #4-280, Menlo
                                   Park, CA 94025.

F. Selby Wellman                   Senior Vice President, Business Units

Steve M. West                      Director



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